May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara

Re: Silence Therapeutics plc (the “Company”)

Registration Statement on Form F-3
Filed: May 7, 2024
File No. 333-279185

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 p.m. Eastern Time on May 14, 2024, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff. The Company hereby authorizes each of Courtney T. Thorne and Eric Blanchard of Cooley LLP to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Courtney T. Thorne of Cooley LLP at (617) 937-2318, or in her absence, Eric Blanchard of Cooley LLP at (617) 937-2445.

Very truly yours,

Silence Therapeutics plc

By:	/s/ Rhonda Hellums
Rhonda Hellums
Chief Financial Officer